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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                                ITT CORPORATION
                                (NAME OF ISSUER)

                                ITT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  450912 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                           PATRICK L. DONNELLY, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-5490
                                 (212) 258-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                          GEORGE W. BILICIC, JR., ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                         NEW YORK, NEW YORK 10019-7475
                                 (212) 474-1000

                            ------------------------

                                 JULY 17, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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                               TRANSACTION                                     AMOUNT OF
                               VALUATION*                                      FILING FEE
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
$2,100,000,000...........................................................       $420,000
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

* For purposes of calculating the amount of the filing fee only. Based upon $70.00 cash per share for 30,000,000 shares (and the associated rights).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: N/A                 Filing Party: N/A
        Form or Registration No: N/A                Date Filed: N/A

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

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this statement relates is ITT Corporation, a Nevada corporation (the "Company"), and the address of its principal executive office is 1330 Avenue of the Americas, New York, New York 10019-5490.

     (b) This Schedule 13E-4 relates to a tender offer by the Company to purchase up to 30,000,000 shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent, at $70.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. As of June 30, 1997, there were 116,528,681 Shares issued and outstanding. In addition, as of such date, 9,290,884 Shares were reserved for issuance pursuant to the exercise of employee stock options pursuant to the Company's equity-based incentive plans. The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Background and Purpose of the Offer," "The Tender Offer -- 1. Terms of the Offer" and "The Tender Offer -- 9. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (c) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "The Tender Offer -- 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

     (d) This statement is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- 8. Source and Amount of Funds" and "Background and Purpose of the Offer -- Strategic Investment" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Background and Purpose of the Offer," "The Tender Offer -- 7. Certain Information Concerning the Company", "The Tender Offer -- 9. Transactions and Arrangements Concerning the Shares," "The Tender Offer -- 10. Certain Effects of the Offer," "The Tender Offer -- 8. Source and Amount of Funds" and "The Tender Offer -- 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

     (a)-(j) The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Background and Purpose of the Offer," "The Tender Offer -- 7. Certain Information Concerning the Company," "The Tender Offer -- 9. Transactions and Arrangements Concerning the Shares," "The Tender Offer -- 10. Certain Effects of the Offer," "The Tender Offer -- 8. Source and Amount of Funds" and "The Tender Offer -- 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- 9. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Background and Purpose of the Offer," "The Tender Offer -- 7. Certain Information Concerning the Company," "The Tender Offer -- 9. Transactions and Arrangements Concerning the Shares" and "The Tender Offer -- 8. Source and Amount of Funds" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "The Tender Offer -- 13. Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- 7. Certain Information Concerning the Company" and all the information set forth in Annex A and Annex B of the Offer to Purchase are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Background and Purpose of the Offer" is incorporated herein by reference.

     (b) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- 12. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer -- 10. Certain Effects of the Offer" is incorporated herein by reference.

     (d) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Background and Purpose of the Offer" is incorporated herein by reference.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)   --  Offer to Purchase, dated July 17, 1997.
        (a)(2)   --  Letter of Transmittal.
        (a)(3)   --  Letter to the Company's Stockholders from Rand V. Araskog, Chairman and
                     Chief Executive of the Company, dated July 16, 1997.
        (a)(4)   --  Notice of Guaranteed Delivery.
        (a)(5)   --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                     Nominees.
        (a)(6)   --  Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
        (a)(7)   --  Guidelines for Certification of Taxpayer Identification Number on
                     Substitute Form W-9.
        (a)(8)   --  Form of Summary Advertisement dated July 17, 1997.
        (a)(9)   --  Press Release issued by the Company on July 16, 1997.
        (a)(10)  --  Form Letter to Participants in the ITT 401(k) Retirement Savings Plan
                     ("401(k) Plan").
        (a)(11)  --  Amendment No. 20 to the Company's Solicitation/Recommendation Statement
                     on Schedule 140-9 filed with the Securities and Exchange Commission on
                     July 16, 1997 (incorporated by reference to such statement).
        (b)(1)   --  Letter from The Chase Manhattan Bank and Chase Securities Inc. to the
                     Company, dated July 15, 1997.
        (c)      --  Not applicable.
        (d)      --  Not applicable.
        (e)      --  Not applicable.
        (f)      --  Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1997

                                          ITT CORPORATION

                                          By:    /s/ PATRICK L. DONNELLY
                                            ------------------------------------
                                          Name: Patrick L. Donnelly
                                          Title: Vice President and
                                             Assistant General Counsel

                                        3
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                                 EXHIBIT INDEX

EXHIBIT NO.                                         DESCRIPTION
-----------       --------------------------------------------------------------------------------
(a)(1)       --   Offer to Purchase, dated July 17, 1997.
(a)(2)       --   Letter of Transmittal.
(a)(3)       --   Letter to the Company's Stockholders from Rand V. Araskog, Chairman and Chief
                  Executive of the Company, July 16, 1997.
(a)(4)       --   Notice of Guaranteed Delivery.
(a)(5)       --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.
(a)(6)       --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.
(a)(7)       --   Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.
(a)(8)       --   Form of Summary Advertisement dated July 17, 1997.
(a)(9)       --   Press Release issued by the Company on July 16, 1997.
(a)(10)      --   Form Letter to Participants in the ITT 401(k) Retirement Savings Plan ("401(k)
                  Plan")
(a)(11)      --   Amendment No. 20 to the Company's Solicitation/Recommendation Statement on
                  Schedule 140-9 filed with the Securities and Exchange Commission on July 16,
                  1997 (incorporated by reference to such statement).
(b)(1)       --   Letter from The Chase Manhattan Bank and Chase Securities, Inc. to the Company,
                  dated July 15, 1997.
(c)          --   Not applicable.
(d)          --   Not applicable.
(e)          --   Not applicable.
(f)          --   Not applicable.